SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 3, 2009
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the settlement agreement that appears immediately following this page.

SETTLEMENT AGREEMENT
          WHEREAS,
          The United States of America (the “United States”), the U.S. Internal Revenue Service (“IRS”) and UBS AG (“UBS”) (singularly a “Party” and collectively the “Parties”) desire to resolve their dispute over the John Doe summons that was served upon UBS by the IRS on or about July 21, 2008 (the “UBS Summons”) and that is the subject of the matter pending in the United States District Court for the Southern District of Florida, Miami Division, entitled United States of America v. UBS AG, Case No. 09-20423-CIV-GOLD/MCALILEY (the “Action”);
          the United States and the Swiss Confederation have entered into a separate agreement dated August 19, 2009, in which the United States and the Swiss Confederation have agreed on an information exchange mechanism that is intended to achieve the U.S. tax compliance goals of the UBS Summons while also respecting Swiss sovereignty (the “US-Switzerland Agreement”); and
          as contemplated in the US-Switzerland Agreement, the IRS will deliver to the Swiss Federal Tax Administration (the “SFTA”) a request for administrative assistance, pursuant to Article 26 of the 1996 Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income (the “1996 Convention”), seeking information with regard to accounts of certain U.S. persons maintained at UBS in Switzerland (the “Treaty Request”).
          NOW, THEREFORE, the Parties have agreed to the settlement of the Action on the terms set forth below:
1.	Immediately upon the execution of this Settlement Agreement, and in no event more than 5 business days after its execution, UBS and the United States will file a Stipulation of Dismissal, pursuant to Fed.R.Civ.P. 41(a)(1)(A)(ii), with the United States District Court for the Southern District of Florida. (A copy of the proposed joint stipulation dismissing the Action is attached hereto as Exhibit A.) The Parties understand that the dismissal of the Action pursuant to this paragraph 1 shall, in and of itself, have no effect on the UBS Summons or its enforceability.

2.	In order to facilitate and support the information exchange mechanism being established under the US-Switzerland Agreement, UBS agrees that it shall produce, on a rolling basis, account information to the SFTA on the following schedule: (i) within 60 days after UBS receives notice from the SFTA that the Treaty Request has been received by the SFTA, UBS shall submit to the SFTA the first 500 cases described in paragraphs 2.A.b and 2.B.b of the Annex to the US-Switzerland Agreement; (ii) within 180 days after UBS receives notice from the SFTA that the Treaty Request has been received by the SFTA, UBS shall submit to the SFTA the remaining cases described in paragraphs 2.A.b and 2.B.b of the Annex to the US-Switzerland Agreement; and (iii) within 270 days after UBS receives notice from the SFTA that the Treaty Request has been received by the SFTA, UBS shall submit to the SFTA all the remaining cases subject to the Treaty Request. As a result, UBS shall complete the production to the SFTA of all cases responsive to the Treaty Request no later than 270 days after UBS receives notice from the SFTA that the Treaty Request has been received by the SFTA. The account information referred to in this paragraph is the information that UBS is ordered to produce to the SFTA pursuant to the Treaty Request. Based on an analysis conducted by UBS, the Parties estimate that information concerning approximately 4,450 accounts shall be provided by UBS to the SFTA in response to the Treaty Request.
3.	In order to further expedite the process, UBS agrees to send notices based on currently available contact information to U.S. persons whose accounts with UBS are subject to the Treaty Request informing such U.S. persons that they should promptly designate an agent in Switzerland for the receipt of communications concerning the Treaty Request with respect to their accounts as soon as such accounts are identified by UBS but, with respect to accounts described in paragraphs 2.A.b and 2.B.b of the Annex to the US-Switzerland Agreement, beginning immediately upon UBS receiving notice from the SFTA that the Treaty Request has been received by the SFTA and continuing on a rolling basis, UBS shall send notices to holders of 500 such accounts within 15 days of receiving notice from the SFTA; shall send notices to holders of 1,000 additional such accounts within 30 days of receiving notice from the SFTA; shall send notices to holders of 1,000 additional such accounts within 45 days of receiving notice from the SFTA; and shall complete notifying all such accounts identified at that time within 90 days of receiving notice from the SFTA. The Parties recognize that certain unavoidable system limitations and technical issues with respect to a de minimis number of accounts relating, for example, to the identification of addresses for old and/or closed accounts, may cause delays with respect to notification. The Parties agree that any delay in sending notices to a de minimis number of account holders requiring notification within the timeframes set forth in this paragraph 3 shall not be considered a violation of this paragraph 3. The Parties will consult regularly with respect to any such issues that arise. If such U.S. persons do not designate an agent in Switzerland, communications with respect to their accounts shall be sent to such persons’ last known mailing address. UBS agrees that the notice will advise such U.S. persons that if they choose to appeal to the Swiss Federal Administrative Court any SFTA administrative decision authorizing the providing of account information to the IRS, they may have an obligation under 18 U.S.C. §3506 to serve the notice of any such appeal and/or other documents relating to the appeal on the Attorney General of the United States at the time such notice of appeal or other document is submitted. UBS agrees that the notice shall encourage such U.S. persons to consult with qualified counsel concerning any obligations they may have under 18 U.S.C. §3506 should they choose to appeal. UBS agrees that the notice shall encourage such U.S. persons to execute a written instruction directing that the relevant account information (i.e., account opening and closing documentation and account statements) in respect of any accounts they maintained with UBS in Switzerland be transmitted to the IRS; in accordance with all valid instructions received from such U.S. persons, UBS shall transmit, at the earliest opportunity and on a rolling basis, all such information to the IRS. Finally, UBS agrees that the notice provided by UBS shall encourage such U.S. persons to consult with a qualified U.S. tax advisor regarding their account with UBS and, if appropriate, to take advantage of the IRS’s

Voluntary Disclosure Practice. (Such notice shall be substantially in the form attached hereto as Exhibit B.)
4.	UBS agrees that, in connection with its ongoing exit from its U.S. cross-border business, UBS shall send a written communication to all exiting U.S. clients encouraging such clients to execute a written instruction directing that account information substantially similar to the account information ordered to be produced to the SFTA with respect to any accounts they maintained with UBS in Switzerland be transmitted to the IRS, and UBS shall continue to maintain instructions and proposed forms relating to such waivers on UBS’s website. In accordance with all valid instructions received from exiting U.S. clients, UBS shall transmit, at the earliest opportunity and on a rolling basis, all such account information to the IRS. In addition, the IRS has stated, in the US-Switzerland Agreement, that it intends to ask UBS clients who wish to participate in the IRS’s voluntary disclosure practice to submit written instructions to UBS directing that UBS provide relevant account information directly to the IRS. UBS commits to process such instructions promptly and, in accordance with all valid instructions received from such accountholders, UBS shall promptly transmit such account information to the IRS.

5.	The Parties understand that the Swiss Federal Office of Justice (the “SFOJ”), which shall seek the assistance of the Swiss Financial Market Supervisory Authority (the “FINMA”), shall oversee UBS’s compliance with its commitments under this Settlement Agreement, including but not limited to the commitments set forth in paragraphs 2 and 3 of this Settlement Agreement.

6.	The IRS and UBS hereby agree to amend UBS’s Qualified Intermediary (“QI”) Agreement, and to amend the QI audit guidance (applicable to UBS with respect to tax years for which the QI Agreement has been amended) to implement the provisions set forth in IRS Announcement 2008-98 effective for QI audit year 2010; provided, however, that in the event the IRS or the U.S. Department of Treasury issues temporary or final regulations or other guidance with respect to the QI program that modify or supersede, in whole or in part, the provisions set forth in IRS Announcement 2008-98, UBS agrees to be bound by such guidance, and the QI Agreement and the applicable QI audit guidance shall be further amended as necessary to give effect to such subsequent regulations or other guidance. The IRS and UBS further agree that the amendment to UBS’s QI Agreement shall provide that the first QI audit year shall be 2010, and that such QI audit shall be conducted during the year 2011. UBS agrees to provide the IRS U.S. Competent Authority with copies of the periodic reports on the progress of the Exit Program it makes to the U.S. Department of Justice pursuant to paragraph 5 of the Deferred Prosecution Agreement between the United States and UBS dated February 18, 2009 (“DPA”) at the same time it provides them to the U.S. Department of Justice. The IRS and UBS further agree that upon execution of the amended QI Agreement and adoption of the amended QI audit guidance, the IRS shall withdraw with prejudice the Notice of Default dated May 15, 2008 served on UBS by the IRS, and that such withdrawal constitutes the final resolution of any and all deficiencies, breaches, defaults and liabilities relating to or arising out of UBS’s QI Agreement. Nothing in this Settlement Agreement shall serve to limit the IRS’s ability to amend the QI program or audit guidance in the future with respect to all QIs and to apply such program-wide amendments or guidance to UBS’s QI Agreement.
7.	With respect to UBS accounts that are covered by the UBS Summons but that will not be described in and subject to the Treaty Request, the IRS agrees to withdraw with prejudice no later than December 31, 2009 the UBS Summons with respect to those accounts; provided, however, if UBS fails to timely meet in any material respect any of its obligations under paragraphs 2 and 3 of this Settlement Agreement that are required to be performed on or before December 31, 2009, the IRS is not obligated to withdraw the UBS Summons with respect to those accounts.

8.	With respect to UBS accounts that are covered by the UBS Summons and that will be described in and subject to the Treaty Request, the IRS agrees to withdraw the UBS Summons with respect to those accounts, subject to Article 5.4 of the US-Switzerland Agreement, with prejudice upon the earlier of:
(a) the date on or after January 1, 2010 when the IRS has received, subsequent to February 18, 2009, information concerning 10,000 UBS accounts pursuant to the Treaty Request, the IRS’s voluntary disclosure practice, from UBS clients who have waived their right to secrecy and instructed UBS or the SFTA to provide their account information to the IRS, or under the DPA, or
(b) no later than 370 days from the date of this Settlement Agreement; provided, however, (i) if UBS fails to comply in any material respect with any of its obligations under paragraphs 2 and 3 of this Settlement Agreement, the IRS is not obligated to withdraw the UBS Summons under this paragraph 8(b) with respect to those accounts that will be described in and subject to the Treaty Request and which have not been disclosed to the IRS as of that time as a result of the Treaty Request, the IRS’s voluntary disclosure practice, or from UBS clients who have waived their right to secrecy and instructed UBS or the SFTA to provide their account information to the IRS, or (ii) if Article 5.4 of the US-Switzerland Agreement is triggered, and after all other alternatives under such Article have been exhausted, the IRS is not obligated to withdraw the UBS Summons under this paragraph 8(b) with respect to those accounts that will be described in and subject to the Treaty Request and which have not been disclosed to the IRS as of that time as a result of the Treaty Request or UBS clients waiving their right to secrecy and instructing UBS or the SFTA to provide their account information to the IRS.
For purposes of subparagraph (a) of this paragraph 8, the IRS shall assess the feasibility of including account information disclosed through FBAR filings made after the signing of this Agreement and for which the IRS has determined that such filings are attributable to the fact that the Parties entered into this Agreement.
In no event shall this Settlement Agreement or the alternatives provided for under Article 5.4 of the US-Switzerland Agreement require any financial payment or create any financial liability by UBS to the IRS.

9.	Provided that the UBS Summons is withdrawn with prejudice in accordance with paragraphs 7 and 8 of this Settlement Agreement, the IRS agrees that it will not issue or seek to issue against UBS any John Doe summons or other similar process or request in respect of any accounts at UBS within the subject matter and time periods covered by the UBS Summons and this Settlement Agreement (including the Treaty Request).

10.	The IRS and UBS agree to meet with SFTA and SFOJ on a quarterly basis to assess the progress of the process established in this Settlement Agreement, including evaluation of maximum effectiveness of the voluntary compliance of UBS U.S. clients and additional measures that the Parties can reasonably undertake to promote the enforcement interests of the IRS.

11.	The initial public statements shall be made simultaneously on August 19, 2009 at 9:30 a.m. Eastern Daylight Time. The Parties agree that the following are confidential and shall not be disclosed to any person or persons not engaged in the implementation or interpretation of this Settlement Agreement: (i) any and all discussions leading up to the execution of this Settlement Agreement and which may take place subsequent to its execution (and any and all documents and communications reflecting the same other than this Settlement Agreement); and (ii) the criteria used to identify the accountholders that are subject to the Treaty Request, prior to the public release of such information under the terms of the US-Switzerland Agreement. Provided, however, that the Parties agree that the IRS and the U.S. Department of Justice may disclose the total number of direct accounts and the total number of offshore company accounts expected to be provided by UBS to the SFTA pursuant to the Treaty Request, the maximum value in such accounts at any point in time, and the total value of such accounts as of September 30, 2008 and December 31, 2008 (or the last available value prior to such dates). The Parties further agree that any Party may disclose other information related to this Settlement Agreement with the consent of the other Parties, which consent shall not be unreasonably withheld. For purposes of this paragraph 11, the IRS, UBS, SFTA, SFOJ, FINMA, the Swiss Federal Council, and the U.S. Department of Justice are engaged in the implementation or interpretation of this Settlement Agreement.

12.	UBS agrees not to make any public statement that contradicts any statement made by the Swiss Confederation, the U.S. Department of Justice, or the IRS with respect to this Settlement Agreement, unless any such statement materially mischaracterizes the terms of this Settlement Agreement, but in no event shall UBS make such public statement before UBS brings the public statement to the attention of the governmental entity described in this paragraph 12 (and specifically to the attention of the IRS U.S. Competent Authority if the governmental entity is the IRS) and provides that governmental entity with a reasonable opportunity to explain or cure the public statement.

13.	UBS AG shall provide a written consent in appropriate form meeting the requirements of IRC §6103 and Treas. Reg. §301.6103(c)(1) to permit the IRS and the U.S. Department of Justice to publicly discuss this Settlement Agreement, subject to the terms of paragraph 11.

14.	The Parties further agree that:
(a)	This Settlement Agreement contains all the agreements, conditions, promises and covenants among and between the signatories regarding the matters set forth in it and supersedes all prior or contemporaneous agreements, drafts, representations or understandings, either written or oral, with respect to the subject matter of the present Settlement Agreement, except that this Settlement Agreement does not affect the terms of the DPA (or the Agreement between the IRS and UBS referred to therein) or the Consent Order between UBS and the U.S. Securities and Exchange Commission in SEC v. UBS AG, No. 1:09-cv-00316 (D.D.C.), Docket Entry No. 6;

(b)	This Settlement Agreement may be amended or modified only by a written instrument signed by, or on behalf of, all of the undersigned signatories or their successors in interest;

(c)	All counsel executing this Settlement Agreement warrant and represent that they have the full authority to do so;

(d)	This Settlement Agreement shall be binding upon and inure to the benefit of the signatories hereto and their respective successors and assigns; and

(e)	This Settlement Agreement may be executed in one or more original, photocopied, electronically scanned or facsimile counterparts. All executed counterparts and each of them shall be deemed to constitute an original and to be one and the same.
Dated at Washington, DC this        day of                     , 2009.

	For		For the
	UBS AG		United States of America

By:		By:

	Marcus Diethelm, Esq.		John A. DiCicco
	Group General Counsel		Acting Assistant Attorney General
Tax Division
United States Department of Justice

	For		For the
	UBS AG		Internal Revenue Service

By:		By:

	John F. Savarese		Barry B. Shott
	Wachtell, Lipton, Rosen & Katz		United States Competent Authority
Deputy Commissioner (International)
Internal Revenue Service
Large & Mid-Size Business

For
UBS AG

By:

Ralph M. Levene
Wachtell, Lipton, Rosen & Katz

EXHIBIT A
IN THE UNITED STATES DISTRICT COURT FOR THE
SOUTHERN DISTRICT OF FLORIDA
MIAMI DIVISION
Case No. 09-20423-CIV-GOLD/MCALILEY

UNITED STATES OF AMERICA,		)
	Petitioner,	)
)
v.		)
)
UBS AG,		)
	Respondent.	)
STIPULATION OF DISMISSAL
     Pursuant to Fed.R.Civ.P. 41(a)(1)(A)(ii), the parties stipulate that the action is dismissed, with each party to bear its own costs and attorneys’ fees.
Dated:

The United States of America

By:

UBS AG

By:

SO ORDERED

Dated:
ALAN S. GOLD USDJ

EXHIBIT B
PROPOSED DRAFT NOTICE TO UBS ACCOUNTHOLDERS
[Address Block]
Dear                                         :
We have been informed that the U.S. Internal Revenue Service (“IRS”) has submitted a request for administrative assistance to the Swiss Federal Tax Administration (the “SFTA”), pursuant to Article 26 of the 1996 Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income (the “1996 Convention”), seeking information with regard to accounts of certain U.S. persons owned either directly or through an offshore company that are or have been maintained with UBS AG (“UBS”) in Switzerland.
This letter provides notice to you that your account with UBS appears to be within the scope of the above-referenced IRS request. If the SFTA were to make a determination that information relating to your UBS account is required to be provided to the IRS pursuant to the 1996 Convention, the SFTA would make available to the IRS information and records relating to your account with UBS.
UBS has been directed to convey to you the following information:
1.	Appointment of an agent in Switzerland. The SFTA requests that you appoint a person authorized to receive notifications in Switzerland concerning these matters and to inform the SFTA of the person you have appointed and his/her address in Switzerland. Within 20 days of the receipt of this notification, please send this information to: Swiss Federal Tax Administration, Abteilung für Internationales, Eigerstrasse 65, CH-3003 Bern, Switzerland. If needed, you may obtain assistance in identifying a person who could serve as your agent in Switzerland by calling the [Swiss Bar Association] at [—].

2.	Obligations in respect of any appeal. If the SFTA were to authorize the providing of information concerning your UBS account to the IRS pursuant to the 1996 Convention, the SFTA would notify your agent in Switzerland and the SFTA also would advise your agent that you would have a right under Swiss law to appeal such a decision by the SFTA to the Swiss Federal Administrative Court. It is important to note that if you choose to appeal such a decision, you may have an obligation, pursuant to Title 18 United States Code Section 3506, to serve the notice of appeal or other documents relating to the appeal on the Attorney General of the United States at the time such notice of appeal or other pleading is submitted. UBS urges you to consult with a qualified lawyer concerning whether to appeal any such decision of the SFTA and concerning any obligations you may have under Section 3506 of Title 18 of the United States Code should you choose to appeal such SFTA decision.

Please be advised that we are not authorized to provide any information on whether or not information with respect to a specific account will be provided to the IRS before the overall process has been concluded.

3.	Consent to disclosure. Alternatively, you may give us your consent and instruct us to provide to the IRS on your behalf information relating to your account (“account information”) that is responsive to the IRS request. If you would like to give this consent and instruct us accordingly, please sign the enclosed Form of Instruction Letter and return it to us in the enclosed prepaid envelope. We do not express any views as to whether provision of such account information would be treated by the IRS as a voluntary disclosure and recommend that you consult with a qualified U.S. tax lawyer should you have questions.

If you would like to give this consent, please include the account number on your consent and please note the following:
•	If you hold or held the account together with one or more other person(s), all persons should sign the consent.

•	If you hold or held more than one account, please provide a separate form for each account.

•	If you have changed your name, for example, by marriage, please provide documentation of such name change.

•	If you hold or held this account through an offshore company, please have those who are authorized to act on behalf of the company (directors or other signatories or holders of power of attorney) sign the Instruction Letter.

•	If the account holder is deceased, please submit valid inheritance documents and the contact details of the executor.
If you have filed FBAR forms with the United States Government with respect to your account, you may also provide the SFTA with permission to request from the IRS copies of your FBAR forms. To do so, please send permission for such a request to: [Swiss Federal Tax Administration, Abteilung für Internationales, Eigerstrasse 65, CH-3003 Bern, Switzerland.]
4.	IRS Voluntary Disclosure Practice. The IRS has a longstanding voluntary disclosure practice to encourage U.S. taxpayers to bring themselves voluntarily into full compliance with the U.S. tax laws. Making voluntary disclosure enables taxpayers to become compliant, avoid substantial civil penalties and generally eliminates the risk of criminal prosecution. As part of this voluntary disclosure practice, on March 23, 2009, the IRS announced a penalty framework applicable to voluntary disclosure requests regarding unreported offshore accounts and entities. This initiative offers greater certainty regarding the applicable penalty structure and is designed to encourage U.S. taxpayers with offshore assets to take advantage of the IRS’s voluntary disclosure practice.

The IRS has announced that this new initiative will be in place for six months, ending on September 23, 2009. As a general matter, in order to take advantage of the IRS’s voluntary disclosure practice (including the penalty framework described above), a U.S. taxpayer must make a voluntary disclosure to the IRS before the IRS identifies the taxpayer’s potential non-compliance with U.S. tax laws through a civil examination, criminal investigation or other means.

Under the terms of the voluntary disclosure initiative, as explained by the IRS in subsequent guidance, there is still an opportunity for you to make a voluntary disclosure, but that opportunity will be lost upon the provision of your account data to the IRS in response to the treaty request. Accordingly, if you are considering making a voluntary disclosure, it is important for you to do so now. The IRS has stated that a voluntary disclosure will be considered timely as soon as a taxpayer identifies himself and expresses an intent to disclose, even if the taxpayer has not yet completed amended or delinquent returns. For details and further information on this offshore voluntary disclosure practice or the more general voluntary disclosure practice, please visit the IRS website, including at: http://www.irs.gov/newsroom/article/0,,id=210027,00.html.
Upon request, UBS will provide you with account information that you may need in order to make a voluntary disclosure.
UBS encourages you to consult with a qualified U.S. tax advisor regarding your account and, if appropriate, to consider taking advantage of the IRS’s voluntary disclosure practice.
Sincerely yours,
UBS AG
[Signature Block]

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
Title Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
Title Director
Date: November 3, 2009